

Mail Stop 3561

June 20, 2016

Thomas W. Reedy
Chief Financial Officer
Carmax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

> **Re:** **Carmax, Inc.**
> **Form 10-K for the Fiscal Year Ended February 29, 2016**
> **Filed April 22, 2016**
> **File No. 1-31420**

Dear Mr. Reedy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

1.   We note from the remarks made by your chief executive officer in the press release filed as an exhibit to Form 8-K filed April 7, 2016 that you faced a somewhat more challenging sales environment in the second half of the year. We also note from the April 7, 2016 earnings call question and answer session that investors have concerns regarding declines in gross profit and credit application volumes within your sector. In addition, the tables on pages 25, 26 and 27 show a trend towards declining improvement in used vehicle sales, prices and gross profit. In future filings please include a discussion and analysis of economic or industry-wide factors relevant to the company and management's views regarding any known challenges, trends or uncertainties that have had or that you reasonably expect will have a materially favorable or unfavorable impact on your operating results and financial condition. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350 for further guidance.

Liquidity, page 23

2.   You disclose and discuss adjusted net cash provided by operating activities without a similar disclosure of the comparable GAAP measure with equal or greater prominence, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next periodic report.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statements of Shareholders' Equity, page 43

3.   Please tell us the nature of the transactions included in the shares issued and shares cancelled line items related to stock incentive plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Mac Stuckey, Vice President and Deputy General Counsel